September 3, 2010

Douglas Brown

H. Roger Schwall,

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Pan American Lithium Corp.

Amendment No. 1 to Registration Statement on Form F-1

File No. 167277

Filed July 8, 2010

Dear Mr. Brown,

The following are the responses to your comment letter of August 3, 2010.

General

1.

You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

RESPONSE: These suggestions have been utilized in our responses.

2.

For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

RESPONSE: These suggestions have been utilized in our responses.

3.

We note that you are registering common stock underlying options and warrants. Please describe clearly throughout the filing, including the cover page, the date the options and warrants were issued. In addition, identify the parties that will be selling the common stock underlying the options and warrants.

RESPONSE: The following table has been included on page 2 to identify the date of issue and the selling parties of the underlying stock for the registered options and warrants:

Date	Amount	Price Per Unit	Security
Jan. 15, 2010	150,000	$0.50	Options[1]
March 30, 2010	25,000	$0.55	Options[1]
May 26, 2010	250,000	$0.30	Options[1]

1Issuer is the selling party of the stock underlying these options.

4.

Identify in an appropriate place the holder or holders of the stock options for which the underlying common stock is sought to be registered in this registration statement; describe the transaction or transactions in which such stock options were issued by you; and include a discussion of the exemption from registration relied upon in the initial issuance of the stock options.

RESPONSE: After consultation with legal counsel and review of Rule 415, including SEC interpretive guidance on Rule 415, the Company has reduced the number of shares underlying outstanding stock options that it is seeking to register under the Form F-1. The Company has removed all optionees who are insiders of the Company and optionees who are non U.S. Persons, as that term is defined in Regulation S promulgated under the United States Securities Act of 1933. As a result, the Company is seeking to register a total of 425,000 common shares that are underlying 425,000 outstanding stock options that are held by the following four U.S. Persons, each of which has a close business relationship with the Company due to the services provided by each optionee. The exemptions that were used to grant the stock options and the exemptions that will be relied upon to issue the underlying shares are set out in the footnotes below the following table:

Date Granted	Option Holder	Options Granted #	Exercise Price	Expiry Date
Jan. 15, 2010(1)	Monica Rivera	50,000	$0.50	Jan. 15, 2015
Jan. 15, 2010(2)	Harold Gardner	100,000	$0.50	Jan. 15, 2015
March 30, 2010(1)	Susan Skirvin	25,000	$0.55	March 30, 2015
May 26, 2010(3)	Tim Lowenstein	200,000	$0.30	May 26, 2020
May 26, 2010(1)	Monica Rivera	50,000	$0.30	May 26, 2020
Total		425,000

(1)

The stock options were granted following the entry into a stock option agreement dated as of the respective dates set out in the table above between each of the optionees and the Company. The stock options were granted to the optionees in consideration for administrative services provided to the Company. The Company granted the stock options, and will issue the underlying shares upon the due exercise of such stock options, pursuant to Section 4(2) of the United States Securities Act of 1933 with respect to U.S. federal securities laws and Section 2.24 of National Instrument 45-106 with respect to the securities laws of British Columbia.

(2)

The stock options were granted following entry into a stock option agreement dated January 15, 2010 between Harold Gardner and the Company. The stock options were granted to Mr. Gardner in consideration for services as a senior business development and property advisor to the Company. The Company granted the stock options, and will issue the underlying shares upon the due exercise of such stock options, pursuant to Section 4(2) of the United States Securities Act of 1933 with respect to U.S. federal securities laws and Sections 2.3 and 2.24 of National Instrument 45-106 with respect to the securities laws of British Columbia.

(3)

The stock options were granted following entry into a stock option agreement dated May 26, 2006 between Tim Lowenstein and the Company. The stock options were granted to Mr. Lowenstein in consideration for the provision of his services as a member of the Company’s technical advisory committee. The Company granted the stock options, and will issue the underlying shares upon the due exercise of such stock options, pursuant to Section 4(2) of the United States Securities Act of 1933 with respect to U.S. federal securities laws and Section 2.24 of National Instrument 45-106 with respect to the securities laws of British Columbia.

5.

It appears that all or nearly all of your issued and outstanding shares of common stock are being offered for sale pursuant to this registration statement. As such, it appears that this offering is being made as an offering “by or on behalf” of you as a primary offering and not as a secondary offering; the selling shareholders should be identified as underwriters for purposes of this offering; and compliance with the requirements for primary offerings under Rule 415 should be analyzed.

RESPONSE: After consultation with legal counsel and review of Rule 415, including SEC interpretive guidance with respect to Rule 415, the Company has reduced the number of shares that it is seeking to register under the Form F-1. Accordingly, the Company has removed all shareholders who are insiders of the Company and all shareholders who are non U.S. Persons, as that term is defined in Regulation S promulgated under the United States Securities Act of 1933. As a result, the Company is seeking to register a total of 2,913,400 common shares out of the 32,668,070 common shares issued and outstanding as of August 27, 2010, or 8.9%.

Please note that the terms of the current offering provide that all offers and sales will be made at the fixed price of $0.15 per share initially. It is only after the shares of the Company’s common stock are quoted on the OTC Bulletin Board, the offer and sale can be made at the prevailing market price. As disclosed in the risk factors section of the Form F-1, there is no assurance that the Company’s common stock will be quoted on the OTC Bulletin Board and the Company is not currently aware of any market maker which has intention to file a Form 15c-211 to allow the market maker to make a market in shares of the Company’s common stock. Please note that the SEC has allowed such offering terms previously.

In addition, the Company believes that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i) and below are the indicia that helps support the determination that the Company may rely on Rule 415(a)(1)(i) in the circumstances.

The number of selling stockholders and the percentage of the overall offering made by each shareholder

There are a total of 18 selling stockholders representing 8.9% of the Company’s issued and outstanding common shares. None of the selling stockholders has over 1.84% of the issued and outstanding shares of the Company. Given the number of the selling stockholders, and the relatively small shareholdings of each, the Company believes that this factor favors the characterization of the offering as the secondary offering.

The date on which and the manner in which each selling stockholder received the shares

All of the selling stockholders except Harold Gardner acquired their shares in a private placement transaction that closed on December 4, 2009 in reliance on Rule 506 of Regulation D promulgated under the Securities Act of 1933 and Section 2.3 of National Instrument 45-106 with respect to applicable Provincial securities laws. The Company filed a Form D on September 1, 2010 with respect to the offering.

Harold Gardner acquired his shares pursuant to the closing of an Amended and Restated Securities Exchange Agreement dated September 18, 2009, as amended, which closed on December 4, 2009. Mr. Gardner was a shareholder of the target company acquired by the Company. The shares were issued to Mr. Gardner relying on Section 4(2) and Rule 506 of Regulation D promulgated under the Securities Act of 1933 and Section 2.16 of National Instrument 45-106 with respect to applicable Provincial securities laws. The Company filed a Form D under its former name “Etna Resources Inc.” on December 16, 2009 with respect to this issuance of stock.

All of the selling stockholders acquired their shares in December 2009, which occurred approximately eight months prior to today’s date. The time period evidences a lack of intent to quickly flip their shares for a profit.

The relationship of each selling stockholder with the Company, including an analysis of whether the selling stockholder is an affiliate of the Company

To the Company’s knowledge, none of the selling stockholders is an affiliate of the Company.

Any relationships among the selling stockholders

To the Company’s knowledge, there is no relationship among the selling stockholders.

The total dollar value of the shares registered in relation to the proceeds that the Company received from the selling stockholders for the securities, excluding amounts of proceeds that were returned, or will be returned, to the selling stockholders and/or their affiliates in fees or other payments

The Company’s common shares trade on the TSX Venture Exchange. As of August 27, 2010, the Company’s share price was Cdn$0.15 (approximately US$0.14). Except for the shares acquired by Harold Gardner, all of the other selling stockholders acquired their shares in a private placement which closed December 4, 2009. The shares were issued in connection with a private placement financing of units at Cdn$0.30 per unit, each unit consisting of once common share and one-half share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share at the price of Cdn$0.50 until expiry on June 4, 2011. To the Company’s knowledge, no proceeds were returned, or will be returned, to the selling stockholders and/or their affiliates in fees or other payments.

The shares issued to Harold Gardner in connection with the closing of the Amended and Restated Securities Exchange Agreement dated September 18, 2009, as amended, were issued at a deemed price of Cdn$1.05 (US$1.00) as reflected in the Form D filed by the Company.

Whether or not any of the selling stockholders is in the business of buying and selling securities.

None of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. And, to the Company’s knowledge, none of them is in the business of buying and selling securities.

In summary, the Company believes that the cumulative impact of the above discussed factors supports the Company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

6.

It is unclear from the fee calculation the amount of each security being registered for sale hereby or the method in which the fees were determined. Please revise in accordance with Item 501 of Regulation S-K.

RESPONSE: Table revised to be separated into selling shareholders, exercise of warrants and exercise of options along with fee calculations for each type.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Offering Price (2)		Amount of Registration Fee (3)

Selling Shareholders - Common Stock	2,913,400	$0.15	$437,010.00		$42.83

Issuer—Common Stock for Conversion of Options and warrants—See below table.	425,000	$0.55	$163,750.00	$

(1) Registration fee has been paid via Fedwire.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

(3) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The selling shareholders will sell the common stock being registered in this offering at a fixed price of $0.15 per share, until the securities are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. The company’s shares may never be quoted on the OTC Bulletin Board. If the offering is not already closed at the time, the Issuer will file a post-effective amendment to reflect the change to a market price when the shares begin trading on a market or exchange.

Date	Amount	Price Per Unit	Security
Jan. 15, 2010	150,000	$0.50	Options[1]
March 30, 2010	25,000	$0.55	Options[1]
May 26, 2010	250,000	$0.30	Options[1]

1 Issuer is the selling party of the stock underlying these options.

7.

We note your reference to your “initial public offering” throughout the filing. Please revise to clarify that the initial public offering to which you are referring was your initial public offering in Canada and that this registration statement is your initial public offering in the United States.

RESPONSE: The following revisions have been made in the registration statement: language change on page 35, “The Company was incorporated on September 18, 2006 and completed its initial public offering in Canada on July 24, 2009.” On page 38, “The Company became a reporting issuer following completion of its initial public offering in Canada on July 24, 2009.” Again on page 38, “During this time, stock based compensation expense decreased to $17,299 and professional fees decreased to $7,256 following completion of the Company’s initial public offering in Canada.” On page 42, “As the Company was a private company prior to its initial public offering in Canada on July 24, 2009…” On page F-11, “The Company has adopted an incentive share option plan for granting options to directors, employees and consultants, under which the total outstanding options are limited to 20% of the outstanding common shares subsequent to the completion of the Company’s initial public offering in the United States (see Note 12). Page F-13, “The Company agreed to pay a basic annual rent of $9,000. The basic annual rent was increased to $30,000 commencing from the date the Company completed its initial public offering in Canada of its shares.” Page F-17, “Pursuant to a prospectus dated June 15, 2009 (the “Prospectus”) filed with the British Columbia and Alberta Securities Commissions in respect of an Initial Public Offering in Canada (the “Offering”)…” Page F-26, “At February 28, 2009, the Company had incurred $75,985 in legal and accounting fees and paid a retainer of $16,250 to the Company’s agent in connection with its initial public offering in Canada.” Page F-30, “The Company has adopted an incentive share option plan for granting options to directors, employees and consultants, under which the total outstanding options are limited to 20% of the outstanding common shares subsequent to the completion of the Company’s initial public offering in Canada.” On page F-36, “Pursuant to the initial public offering in Canada in July, 2009 an officer and director was granted 300,000 options to purchase stock in the Company. As of February 28, 2010, 150,000 of these option had vested and 75,000 had been exercised.”

In accordance with the Company’s response to Item 5 and the Company’s position that the registration of securities under the Form F-1 is a secondary offeirng, the Company submits that the registration statement is not the Company’s initial public offering in the United States.

8.

We note that in February 28, 2009 and February 28, 2010 you had 5,231,000 and 32, 234, 362 shares of common stock outstanding, respectively. Please address the effect on investors of issuing 27,003,362 shares of your common stock, 21,503,3652 of which were not issued in your Canadian Initial Public Offering. Further, address the risk a similar issuance of common stock would have on your investors in the future.

RESPONSE: The Company has included the following risk factors in the Form F-1on page 12:

“There are a large number of unexercised share purchase warrants and stock options outstanding. If these are exercised, your interest in our company will be diluted.

On August 27, 2010, there were 32,668,070 shares of our common stock issued and outstanding. If all of the share purchase warrants and options that are currently issued and outstanding were to be exercised, we would be required to issue up to an additional 9,566,300 shares of our common stock, or approximately 29% of our issued and outstanding shares of common stock on August 27, 2010. This would substantially decrease the proportionate ownership and voting power of all other stockholders. This dilution could cause the price of our shares to decline and it could result in the creation of new control persons. In addition, our stockholders could suffer dilution in the net book value per share.

The following language was added to page 12 of the F-1: “Following our initial public offering in Canada, our company issued a significant number of shares of our common stock which has substantially diluted our existing shareholders. As we are a development stage mineral exploration company, we are dependent upon the sale of our equity securities which will further result in the dilution of our existing shareholders.”

Following our initial public offering in Canada, our company issued 5,600,000 shares of common stock, which represents an increase of 106% and resulted in the substantial dilution of our existing stockholders. As we are a development stage mineral exploration company, we are dependent upon the sale of our equity securities in order to fund our operations for the foreseeable future. Additionally, we largely rely on the issuance of equity securities to acquire additional property interests and consummate acquisitions. Any such issuance of equity securities will substantially decrease the proportionate ownership and voting power of all other stockholders. This dilution could cause the price of our shares to decline and it could result in the creation of new control persons. In addition, our stockholders could suffer dilution in the net book value per share.”

9.

In that regard, we note your statement that you “[plan] additional equity fundraising to carry out [your] exploration plans and operations through [your] next operating period.” Please address any planned additional equity fundraising and the anticipated number of shares and amount of proceeds necessary to complete your exploration plans and operations though your next operating period.

RESPONSE: The Company has incorporated the following language into the revised Form F-1/A2, at page 22 and again at page 35: “On July 15, 2010, the Company announced that it has arranged a non-brokered private placement for the sale of up to 6,666,667 million units of the Company (the “Units”), at CDN$0.15 per Unit, to raise up to CDN$1,000,000.05. Each Unit will consist of one common share and one non-transferrable common share purchase warrant, with each such warrant exercisable at CDN$0.25 for a period of two years from the date of closing. The Company anticipates that the closing of this private placement will occur on or before September 15, 2010. Proceeds from the private placement will be used for scoping and pre-feasibility studies at the Laguna Verde project in Chile, and for working capital purposes, which, when combined with the current treasury, the Company believes will be sufficient for the next 12 calendar months of operations.”

Our Company, page 5

10.

Describe what is meant by use of the term “junior mineral exploration company.”

RESPONSE: The Company has stricken the word “junior” and rephrased and revised the sentence in which it appears on page 5 of the revised Form F-1/A2 as follows: “The Company is a mineralexploration company traded on the TSX Venture Exchange engaged in the business of acquiring, exploring and evaluating natural resource properties, and recently focused on the acquisition of interests in, and exploring for, lithium properties in Latin America.” The Company has also used this new sentence to replace similar language which originally appeared on page 12 (now page 13) under the heading “Description of Business and Property.”

Cautionary Note Regarding Forward-Looking Statements, page 11

11.

The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D). Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

RESPONSE: Language that includes the Cautionary Note Regarding Forward-Looking Statements on page 11 has been deleted.

Market for Common Equity and Related Stockholder Matters, page 12

12.

We note that your common stock is listed on the TSX Venture Exchange under the symbol “PL.” Please include disclosure regarding the listing of your common stock on the TSX Venture Exchange and any application for admission to any exchange and/or regulated market is being or will be sought. See Item 9.C of Form 20-F.

RESPONSE: Language regarding the Market for common equity has been changed on page 12 to reflect our listing on the TSX Venture Exchange and the Company’s plan to seek registration on other exchanges as follows: “Our common stock is currently traded on the TSX Venture exchange. We cannot assure that the market for the shares will develop or be sustained. After this initial public offering in the United States the Company has no plans to seek listing on any other exchange.”

Description of Business and Property, page 12

13.

Please revise your filing to remove unnecessarily duplicative disclosure. For example, we note that the disclosure in this section is duplicative of disclosure on page 14.

RESPONSE: The Company notes the Commission’s concern over duplicative disclosure. To address this issue, the Company on page 13 of the revised Form F-1/A2 has combined the disclosure under the sub-heading of “General” in the section entitled “Description of Business and Property”, with the disclosure under the heading “Description of Business” on page 14, thereby eliminating completely the language originally appearing on page 14. The revised language beginning on page 13 also incorporates a number of changes reflecting concerns under the Commission’s Engineering Comments, numbers 40 through 48. For the sake of brevity, the complete text of the new language under the “General” subheading for the “Description of Business and Property” heading is not repeated in full in this response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

14.

Please provide tabular disclosure of your contractual obligations to comply with Item 5.F. of Form 20-F.

RESPONSE: On page 40 we have added the following tabular disclosure of contractual obligations:

CONTRACTUAL OBLIGATIONS

The following table describes the contractual obligations incurred by the Company as of the date of the financial statements for the period ended February 28, 2010:

Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Contractual Obligations	-	-	-	-	-
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations*	372,413	341,810	30,603	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	372,413	341,810	30,603	-	-

*Purchase obligations include scheduled payments to various related and third party consultants and companies for which there is a valid and binding contract.

Selected Financial Information, page 17

15.

We note that you provide selected historical financial data for your three most recent financial years. Please provide historical financial data as at February 28, 2007 and for the period from inception to February 28, 2007 to comply with Item 3.A of Form 20-F.

RESPONSE: In first section on page 35 relating to Profit and Loss, we have added a column with the figures for results from inception on September 18, 2006 to February 28, 2007. In the second section relating to the Balance Sheet, we have added a column with figures as at February 28, 2007. Revised tables:

	Year Ended February 28, 2010	Year Ended February 28, 2009	Year Ended February 29, 2008	From Inception on September 18, 2006 to February 28, 2007
	($)	($)	($)	($)
Revenue	Nil	Nil	Nil	Nil
Expenses	970,008	63,956	194,683	23,618
Net Loss	1,388,366	53,182	174,310	15,289
Basic and Diluted Loss Per Share	0.10	0.01	0.04	0.02

	As at February 28, 2010	As at February 28, 2009	As at February 29, 2008	As at February 28, 2007
	($)	($)	($)	($)
Mineral Properties	3,727,127	139,775	138,915	-
Total Assets	5,706,053	237,236	163,400	124,319
Long-Term Debt	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

16.

We see that your selected historical financial information is presented under Canadian GAAP. Please provide reconciliations of the data to U.S. GAAP for the years presented to comply with the Instructions to Item 3.A.2 of Form 20-F.

RESPONSE: We have added the following table on page 36 which reconciles the selected historical financial information presented under Canadian GAAP to US GAAP for the years presented:

	Year Ended February 28, 2010	Year Ended February 28, 2009	Year Ended February 29, 2008	From Inception on September 18, 2006 to February 28, 2007
	($)	($)	($)	($)
Revenue per Canadian and US GAAP	Nil	Nil	Nil	Nil
Expenses per Canadian and US GAAP	970,008	63,956	194,683	23,618
Net Loss per Canadian GAAP	1,388,366	53,182	174,310	15,289
Mineral properties written off	3,578,552	Nil	21,400	Nil
Mineral property and deferred acquisition costs expensed	271,625	860	117,515	Nil
Net loss per US GAAP	5,238,543	54,042	313,225	15,829
Basic and Diluted Loss Per Share per Canadian GAAP	0.10	0.01	0.04	0.02
Basic and Diluted Loss Per Share per Canadian GAAP	0.39	0.01	.08	0.02

	As at February 28, 2010	As at February 28, 2009	As at February 29, 2008	As at February 28, 2007
	($)	($)	($)	($)
Mineral Properties per Canadian GAAP	3,727,127	139,775	138,915	Nil
Mineral property acquisition costs written off	(3,578,552)	(21,400)	(21,400)	Nil
Mineral property costs expensed	(148,575)	(118,375)	(117,515)	Nil
Mineral Properties per US GAAP	Nil	Nil	Nil	Nil
Total Assets per Canadian GAAP	5,706,053	237,236	163,400	124,319
Mineral property and deferred acquisition costs written off	(3,727,127)	(21,400)	(21,400)	Nil
Mineral property costs expensed	(262,825)	(118,375)	(117,515)	Nil
Total Assets per US GAAP	1,716,101	97,461	24,485	124,319
Long-Term Debt per Canadian and US GAAP	Nil	Nil	Nil	Nil
Dividends per Canadian and US GAAP	Nil	Nil	Nil	Nil

17.

We note that the amounts reported in your financial statements are reported in Canadian dollars. Please provide the required disclosures related to the exchange rate between the Canadian and the U.S. dollar to comply with Item 3.A.3 of Form 20-F.

RESPONSE: We have included the following disclosure on page 37 with regard to exchange rates:

Selected annual information is presented in Canadian dollars. The following are exchange rates observed as of July 30, 2010, the high and low for the last six months, and the average annual rate for the last five financial years, using the last day of each month in each year: (Rates are stated as xCAD per 1USD)

Exchange Rate July 30, 2010:	1.0293

High and low exchange rates observed - last six months
	High	Low
July 2010	1.0647	1.0281
June 2010	1.0606	1.0197
May 2010	1.0776	1.0134
April 2010	1.0199	0.9960
March 2010	1.0421	1.0110
February 2010	1.0735	1.0419

Average exchange rates - five years
Financial year ended:	Average
February 28, 2010	1.1048
February 28, 2009	1.1151
February 28, 2008	1.0359
February 28, 2007	1.1363
February 28, 2006	1.1930

Transactions with Related Parties, page 20

18

Please include all transactions with related parties for your preceding three financial years up to the date of your filing pursuant to Item 7.B of Form 20-F. IN the alternative, please confirm that the disclosure provided includes all related party transactions for your preceding three years.

RESPONSE: On page 41 we added the following heading for the related party transactions previously disclosed for the year ended February 28, 2010:

For the year ended February 28, 2010:

Also on page 41 we also added the following related party disclosures for the previous three years:

For the year ended February 28, 2009:

The Company paid management fees of $42,000, accounting fees of $350, and rent of $9,000 to companies controlled by Jerry Minni, a former director and officer, or to companies in which Mr. Minni was a partner.

For the year ended February 29, 2008:

The Company paid management fees of $42,000, accounting fees of $2,500, and rent of $9,000 to companies controlled by Jerry Minni, a former director and officer, or to companies in which Mr. Minni was a partner. The company also paid exploration costs of $110,985 to Christopher Dyakowski, a former director and officer.

For the year ended February 28, 2007:

The Company paid management fees of $17,500, accounting fees of $1,150, and rent of $3,750 to companies controlled by Jerry Minni, a former director and officer, or to companies in which Mr. Minni was a partner.

19.

We note that your option grants and rolling stock option plan are contingent on “Exchange” approval. Please identify the exchange to which you are referring and the process for seeking exchange approval.

RESPONSE: language appended as follows; page 41, “Except for Frank Garcia and 23,800 of Jodi Henderson’s granted options, these options are contingent on TSX Venture Exchange and shareholder approval of a new rolling stock option plan, which will be presented at the next annual general meeting.” Again on page 41, “Subsequent to the year ended February 28, 2010, the Company granted 200,000 options to Ronald Richman, a director of the Company. The stock options were issued under the Company’s rolling stock option plan, each option of which is exercisable at $0.55 per share until April 9, 2020. The option grant is required to be approved by the TSX Venture Exchange and the shareholders of the Company at the next annual general meeting.” Also, on page 41, “The stock options were issued under the Company’s rolling stock option plan, each option of which is exercisable at $0.30 per share until May 25, 2020. The option grants are required to be approved by the TSX Venture Exchange and the shareholders of the Company at the next annual general meeting.” On page 49, “Except for Frank Garcia and 23,800 of Jodi Henderson’s granted options, these options are contingent on the TSX Venture Exchange and the Shareholder approval of the new Stock Option Plan, which will be presented at the next Annual Meeting.” On page 49, “The option grant is required to be approved by the TSX Venture Exchange and the shareholders of the Company at the next annual general meeting.” Again on page 49, “The stock options were issued under the Company’s rolling stock option plan, each option of which is exercisable at $0.30 per share until May 25, 2020. The option grants are required to be approved by the TSX Venture Exchange and the shareholders of the Company at the next annual general meeting.”

Our Management, page 23

20.

Please include your board practices pursuant to Item 6.C of Form 20-F.

RESPONSE: language added on pages 44-45 for the officers and directors of the company as follows: “Mr. Brodkey was appointed on December 4, 2009 and has entered into an employment agreement with the Company for a two year period with automatic renewals for similar two year period; this agreement can be terminated with 30 days notice. If the Company terminates Mr. Brodkey’s agreement, his severance will be one month’s compensation for every month of service up to a maximum of two year’s wages. Mr. Brodkey is 54 years old.” “Ms. Henderson was appointed on December 4, 2009 and has not entered into an employment agreement or any other contract and is 36 years old.” “Dr. Hackman was appointed on December 4, 2009 and has entered into a consulting and professional services agreement through his private company Sage Associates, Inc, the term extents through the end of the calendar year 2010 and can be renewed at the Company’s discretion. Either party without notice may terminate this agreement, if the Company exercises its right it will only be obligated to pay Consultant for the fees actually earned by Consultant. Dr. Hackman is 67 years old.” “Mr. Garcia was appointed on March 31, 2010 and has not entered into an employment agreement or any other contract with the Company and he is 53 years old.” “. Mr. Terry was appointed as a Director on May 30, 2008 and to the Audit Committee on May 26, 2009 and has entered into an Independent Director Agreement with the Company that is expected to continue until the Company’s next shareholders meeting where the Director’s will be up for re-election. Either party without notice may terminate this agreement, if the Company exercises its right the Director shall be entitled to keep the Monthly Fee already paid to the Director for that calendar month. Mr. Terry is 44 years old.” And “Mr. Richman was appointed as a Director and to the Audit Committee on April 7, 2010 and has entered into an Independent Director Agreement with the Company that is expected to continue until the Company’s next shareholders meeting where the Director’s will be up for re-election. Either party without notice may terminate this agreement, if the Company exercises its right the Director shall be entitled to keep the Monthly Fee already paid to the Director for that calendar month. Mr. Richman is 69 years old.”

Executive Compensation, page 24

21.

We note that each of your directors and executive officers received option awards during your last full financial year but your Summary Compensation Table indicates that they received none. Please revise to include the title, amount of securities covered by the options, the exercise price, the purchase price (if any), and the expiration date of the options pursuant to Item 6.B of Form 20-F.

RESPONSE: The following table was added to page 46,

OPTION – BASED AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRY DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS ($)1
Andrew Brodkey President, CEO, and Director	100,000 75,000 350,000	$0.50 $0.55 $0.30	January 15,2015 March 30, 2015 May 26,2020	Nil Nil $35,000
Jodi Henderson Secretary	100,000 51,200 23,800 50,000	$0.50 $0.55 $0.55 $0.30	January 15,2015 March 30, 2015 March 30, 2020 May 26, 2020	Nil Nil Nil $5,000
David Hackman VP Exploration	100,000 50,000	$0.50 $0.55	January 15,2015 March 30, 2015	Nil Nil
Frank Garcia 2 CFO	100,000 75,000 50,000	$0.50 $0.55 $0.30	January 15, 2015 March 30, 2020 May 26, 2020	Nil Nil $5,000
David Terry 3 Director	300,000	$0.15	September 15, 2013	75,000
Ronald Richman Director	200,000	$0.55	April 9, 2020	Nil
Jerry Minni Former CFO	300,000	$0.15	September 15, 2013	Nil(3)

(1) The average bid price on the TSX Venture Exchange of the Company’s Common Stock on June 29, 2010 is $0.40.

(2) Mr. Garcia was elected as CFO on March 31, 2010, these option – based awards are pre and post election awards.

(3) Mr. Minni has exercised all options issued by the Company.

22. We note the inclusion of two asterisks indicating a note to the All Other Compensation column of your Summary Compensation Table, but the table lacks any notes. Please revise to clarify the All Other Compensation column of your Summary Compensation Table.

RESPONSE: The two asterisks have been removed, the note was not needed.

Security Ownership of Certain Beneficial Owners and Management, page 25

23.

Please update your Security Ownership of Certain Beneficial Owners and Management table as of the most practicable date. In this regard, we note that the table is as of April 1, 2010, but your Description of Capital Stock table on page 26 lists the number of your shares outstanding as of June 29, 2010.

RESPONSE: The Security Ownership Of Certain Beneficial Owners and Management table on page 48 has been up dated to represent outstanding shares as of June 29, 2010.

24.

Please ensure that your Security Ownership of Certain Beneficial Owners and Management table includes all shareholders that are beneficial owners of 5% or more of your common stock. In particular, we note your Selling Shareholders table includes shareholders that currently own greater than 5% of your common stock.

RESPONSE: The Security Ownership Of Certain Beneficial Owners and Management table on page 48 has been up dated to represent all Beneficial Owners who own 5% or greater of common stock.

Selling Stockholders, page 27

25.

Revise the tabular information as follows: (i) for each entity listed as holder, provide a footnote identifying the beneficial owners of such entities; (ii) provide the percentage ownership of each selling stockholder both before and after the offering; and (iii) provide totals for each column of the table.

RESPONSE: The following edited table presented on page 50 represents the beneficial owners of entities and percentages of ownership, as follows;

Name	Number of Shares of Common Stock Beneficially Owned Prior to Offering[1]	Number of Shares of Common Stock Being Offered	Percentage of Shares Owned Prior to Offering[1]	Percentage of Shares Owned After the Offering
HAROLD W GARDNER	600,066	600,066	1.84%	1.84%
NTC & CO FBO MICHAEL MURPHY <A/C 070000003682>	500,000	500,000	1.53%	1.53%
FRANK W HOWARD #2 LP LLLP	300,000	300,000	0.92%	0.92%
KENNETH B KURICA	300,000	300,000	0.92%	0.92%
MICHAEL MURPHY	250,000	250,000	0.77%	0.77%
MIKE MURPHY	250,000	250,000	0.77%	0.77%
KYUNGSOON MOON FOLAN	100,000	100,000	0.31%	0.31%
LINDSAY CASE ROLLOVER IRA	100,000	100,000	0.31%	0.31%
DAVE HILL	75,000	75,000	0.23%	0.23%
DON HILL	75,000	75,000	0.23%	0.23%
THE BARBARA L KOLAR FAMILY TRUST - 1988	66,667	66,667	0.20%	0.20%
NTC & CO FBO DANIEL RIVERS <060000013477>	66,667	66,667	0.20%	0.20%
JOHN P DAY	50,000	50,000	0.15%	0.15%
STEVE ORLASKI	50,000	50,000	0.15%	0.15%
VMO LLC	50,000	50,000	0.15%	0.15%
CLARENCE HENKE	30,000	30,000	0.09%	0.09%
WILLIAM T BLOEBAUM	25,000	25,000	0.08%	0.08%
BARBARA TIMMONS	25,000	25,000	0.08%	0.08%
Shareholders as a group (18)	2,913,400	2,913,400

1The number of shares listed in these columns include all shares beneficially owned by the selling stockholder. The ownership percentages listed in these columns include only shares beneficially owned by the listed selling stockholder. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the percentage of shares beneficially owned by a selling stockholder, shares of common stock subject to options or warrants, or debt convertible into common stock held by that selling stockholder that was exercisable on or within 60 days after April 1, 2010, were deemed outstanding for the purpose of computing the percentage ownership of that selling stockholder. The ownership percentages are calculated based on the 32,668,070 shares of common stock were outstanding on June 29, 2010.

26.

Please ensure that your Selling Stockholder table clearly reflects each selling shareholders’ beneficial ownership of your common stock. For example, we note that Mr. Francis Budnik beneficially owns 84,000 shares of your common stock.

RESPONSE: The table above has been revised to clearly reflect each selling shareholders’ beneficial ownership of the Company’s common stock.

27.

We note that the number of shares of common stock being offered listed on your Selling Shareholder table is 25,186,711, which exceeds the number of shares you are registering in the offering by 486,960 shares. Please revise.

RESPONSE: the offering listed on the Selling Shareholder table has been changed to reflect 2,913,400 common stock to be registered. The following language has been changed on pages 3 and 5 to correlate with the table above;

“PROSPECTUS

PAN AMERICAN LITHIUM CORP.

3,338,400 Shares of Common Stock

This prospectus will also allow us to issue up to 425,000 shares of our common stock for current outstanding options and warrants. The proceeds from the exercise of these options and warrants will be available for use by the company. This prospectus will also allow selling shareholders to sell 2,913,400 shares of common stock which proceeds will not be available for use by the company. The securities being registered in this offering may be illiquid because they are not listed on any exchange or quoted on the OTC Bulletin Board and no market for these securities may develop. The selling shareholders will sell the common stock being registered in this offering at a fixed price of $0.15 per share, until the securities are quoted on the OTC Bulletin Board or listed on an exchange and thereafter at prevailing market prices or privately negotiated prices. The company’s shares may never be quoted on the OTC Bulletin Board or listed on an exchange. If the offering is not already closed at the time, the Issuer will file a post-effective amendment to reflect the change to a market price when the shares begin trading on a market or exchange.

The Offering

This prospectus covers up to 425,000 shares to be issued for exercise of options and warrants by the company at a price of up to $0.55 per share in a direct public offering and 2,913,400 shares held by selling shareholders to be sold at $0.15 per share as detailed herein.

ABOUT THIS OFFERING

Securities Being Offered

Up to 425,000 shares of common stock of Pan American Lithium Corp. to be issued by the company for the exercise of warrants and options at a price of up to $0.55 per share and 2,913,400 shares of common stock of Pan American Lithium Corp. to be sold by selling shareholders at a price of $0.15 per share.

Initial Offering Price

The company will issue up to 425,000shares at a price of up to $0.55 per share for the exercise of options and warrants and the selling shareholders will sell up to 2,913,400 shares at a price of $0.15 per share.

Terms of the Offering

The company will issue its shares of its common stock for the exercise of warrants and options at a price of up to $0.55 per share in a direct offering to the public. The selling shareholders will offer and sell the shares of their common stock at a price of $0.15 per share.

Termination of the Offering

The offering will conclude when the company has issued all of the shares registered hereunder for the exercise of warrants and options. The company may, in its sole discretion, decide to terminate the registration of the shares offered by the company.

Risk Factors

An investment in our common stock is highly speculative and involves a high degree of risk. See Risk Factors beginning on page 5.

28.

 Please disclose the total number of issued and outstanding shares of each class of your securities.

RESPONSE: We have indicated on page 49 that the Company is authorized to issue Class A common stock totaling 32,668,070 as of June 29, 2010.

Plan of Distribution, page 29

29.

Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter, unless such broker-dealer received the securities as compensation for underwriting activities. In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

•

the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

•

at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

RESPONSE: The following language has been added to page 29 to disclose that this registration is not being underwritten by any broker-dealers; “The above selling shareholders are not broker-dealers and are not considered underwriters to this prospectus. At the time of purchase, the selling shareholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities.”

Financial Statements for the fiscal years ended February 28, 2009 and 2008

Auditors’ Report for Etna Resources, Inc. page F-2

30.

We note that the report issued by your auditors covering the fiscal years ended February 28, 2009 and 2008 does not state that their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please obtain from your auditors, a revised report that complies with Audit Standard No.1. Please refer to SEC Release No. 34-49707 for further guidance.

RESPONSE: We have obtained a revised report from our auditors which states that the audit was conducted in accordance with the Public Company Accounting Oversight Board (United States) and inserted the correct language in the financial statements.

Financial Statements for the fiscal years ended February 28, 2009 and 2008

Note 5-Mineral Properties, page F-26

31.

Your tabular disclosures of capitalized costs related to your Aspen Grove Property indicate a zero beginning balance for the 2009 fiscal year. We note that this zero balance is not consistent with the figures presented in your balance sheet as of February 29, 2008 at page F-3, which indicate capitalized costs of $138,915. Please explain this inconsistency or revise y our disclosures accordingly.

RESPONSE: Note 5 of the financial statements for the balance sheet year ended February 29, 2008 has been amended accordingly.

32.

We note your disclosures indicate that you wrote off $393,689 in capitalized costs related to the Aspen Grove Property during the fiscal year ended February 28, 2010. We understand that this write off was a result of a termination agreement you entered into subsequent to the balance sheet date. Please address the following points:

•

Tell us how your inclusion of the write off in fiscal year ended February 28, 2010 complies with FASB ASC paragraph 855-10-25-1.

RESPONSE: Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 855-10-25-1 states that “[a]n entity shall recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements.” The condition that existed as of the date of the financial statements is that the Aspen Grove property had become a low priority because it was not a lithium property. Although the termination agreement was signed after February 28, 2010, the decision to terminate the agreement was made as of that date. The Company had no intention to commit any future resources to the Aspen Grove Property and no future work plan was in place as at February 28, 2010.

•

Quantify the impact of this subsequent event on your U.S. GAAP results, providing the location of any adjustment you have included in your reconciliation of Canadian GAAP to U.S. GAAP at Note 13 for this event.

RESPONSE: The impact of the subsequent event and write off of $393,689 for Canadian GAAP on the US GAAP reconciliation is as follows:

Net Loss per US GAAP

To arrive at the net loss for US GAAP purposes for the year ended February 28, 2010 only the mineral acquisition costs and mineral expenditures relating to the Aspen Property incurred in the 2010 fiscal year ($253,914) have been expensed for US GAAP purposes. It is assumed that the acquisition costs and mineral expenditures relating to this property which were incurred prior to 2010 would have been impaired/expensed for US GAAP purposes in the prior year(s), and, therefore $139,775 of the $393,689 written off have been excluded for the purposes of arriving at the net loss for US GAAP in the current year in the reconciling item: “Mineral property and deferred acquisition costs expensed”. (please see revised US GAAP reconciliation on F-38 enclosed).

Total assets per US GAAP

The property has been written off for Canadian GAAP purposes and expensed fully for US GAAP purposes, therefore, there is no effect on the reconciliation.

Statement of Cash Flows

The $393,689 write off added back under Canadian GAAP would not be added back for the purposes of arriving at operating activities per US GAAP since the amount has been either impaired or expensed in the year incurred for US GAAP purposes.

Note 5—Mineral Properties, page F-27

33.

We note that on December 4, 2009, you acquired a 99% interest in South American Lithium Company S.A. Cerrada. (“Salico”), including various interests in oil and gas properties in Chile, by issuing 10,494,000 shares of your common stock, which you valued at $3,148,200. Please address the following points regarding this transaction:

•

Given the apparent significance of this acquisition, and the general view concerning acquisitions of entities expressed in Rule 11-01(d) of Regulation S-X, tell us how you concluded that you were not required to include financial statements of this entity to comply with Rule 3-05 of Regulation S-X, if that is your view.

RESPONSE:

The Company has determined that Salico is not a business but rather it is an asset holding the lithium interests. Rule 11-01(d) states:

“For purposes of this rule, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business. Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following:

(1) Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

(2) Whether any of the following attributes remain with the component after the transaction:

(i) Physical facilities,

(ii)Employee base,

(iii) Market distribution system,

(iv) Sales force,

(v) Customer base,

(vi) Operating rights,

(vii) Production techniques, or

(viii) Trade names.”

Neither (1) nor any of the attributes in (2) apply to Salico since Salico has no revenues, operations, physical facilities nor employees. Therefore, we did not include separate financial statements for this entity.

•

Please quantify the amount of transaction costs you have capitalized related to this acquisition and tell us whether you have included these costs as reconciling items in determining your U.S. GAAP results.

RESPONSE: The amount of transaction costs capitalized relating to the acquisition of the Salar Lithium Properties in Copiapo Chile is as follows: i) $184,000 representing the fair value of the 613,333 finders shares in addition to ii) $50,000 in formation and organizational costs of the Company’s subsidiary SALICO. These amounts have been impaired under US GAAP and included as a reconciling item on the US GAAP reconciliation under “Mineral property and deferred acquisition costs expensed”.

•

Please explain why you have not adjusted your U.S. GAAP results to account for the remaining non-controlling interest in Salico to comply with FASB ASC paragraph 810-10-65-1.

RESPONSE: The US GAAP results were not adjusted to account for the remaining 1% non-controlling interest in SALICO since SALICO is a holding company of the Lithium interests, has not incurred any revenue or expenditures and we do not believe it meets the definition of a Business. Therefore, we consider the asset acquired to be an asset purchase and not a business combination.

Note 13-Differences between Canadian and United States Generally Accepted Accounting Principles, page F-37

34.

We note that your reconciliation from Canadian GAAP to U.S. GAAP includes a reconciling item labeled “Mineral properties written off” in the amount of $3,578,552, the same value you attribute to acquisition costs of the Salar Lithium Properties. Your disclosures at page F-37 indicate that you have recorded full impairment of these properties in determining your U.S. GAAP results as you have not established proven and probable reserves. Although the establishment of proven and probable reserves should be considered in determining whether impairment is present, the testing of recoverability and measurement of impairment loss is based on all available evidence. Please describe the other factors and information you considered in determining that there is no value associated with these properties and how your measurement of the full impairment loss complies with FASB ASC paragraphs 360-10-35-17 and 360-10-35-30.

RESPONSE: FASB ASC paragraph 360-10-35-17 states: “An impairment loss shall be recognized only if the carrying amount of a long lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of the long lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group)”. Further, FASB ASC paragraph 360-10-35-30 states: “Estimates of future cash flows used to test the recoverability of a long lived asset (asset group) shall incorporate the entity’s own assumptions about its use of the asset (asset group) and shall consider all available evidence”. The future cash flows of the lithium properties will be determined based on revenue derived from sales of lithium carbonate, potassium chloride or potash, boric acid, and other potential by and co-products, offset by capital expenses and production and other operating costs. The Company’s lead lithium property in Chile is unique in that the lithium exists in a surface brine lake. This lake offers many physical advantages that will potentially lower the ultimate production costs of lithium and other products. However, the geochemical nature of these brines is somewhat complex, and the technology and processes to extract the lithium have not been defined or designed. The Company has yet to commence scoping, pre-feasibility and feasibility studies. As a consequence it is not possible to determine the production costs with any degree of confidence. These projects are considered risky and there is a high probability that we will not be successful as disclosed elsewhere in the document. Therefore the Company has fully impaired this asset.

Recent Sale of Unregistered Securities, page II-1

35.

Please provide the disclosure required pursuant to Item 701 of Regulation S-K within the past three years. For example, we note the increase in the number of shares outstanding of 2,480,000 and 430,000 shares of common stock from February 28, 2007 to February 29, 2008 and from February 29, 2008 to February 28, 2009, respectively.

RESPONSE: The following table inserted on page II-2 outlines all securities issued by the Company within the past three years which were not registered under the United States Securities Act of 1933, including the date issued, the securities sold, the consideration paid, and the exemptions claimed.

Date	Number of subscribers as a group	Number Securities Issued	Price Per Share
Jan. 31, 2008	3(2)(5)	290,000(9)	CND$0.10
Feb. 29, 2008	3(2)(3)(5)	240,000(9)	CND$0.15
Feb. 29, 2008	1(2)(5)	40,000(9)	CND$0.15
Jun. 5, 2008	2(2)(5)	2,000,000(9)	CND$0.005
July 31, 2008	2(2)(5)	430,000(9)	CND$0.10
June 15, 2009	2(2)(7)	5,600,000(9)	CND$0.15
July 22, 2009	3(2)(5)	175,000(9)	CND$0.15
September 1, 2009	1(2)(3)	40,000(9)	CND$0.15
October 20, 2009	1(2)(3)	22,577(9)	CND$0.15
Dec. 4, 2009	68(2)(3)	4,570,667(10)	CND$0.30
Dec. 4, 2009	4(2)(5)	63,333(10)	CND$0.30
Dec. 4, 2009	17(2)(6)	2,105,000(10)	CND$0.30
Dec. 4, 2009	94(2)(3)	3,109,801(10)	CND$0.30
Dec. 4, 2009	3(1)(4)	5,236,400(9)	CND$0.45
Dec. 4, 2009	4(2)(4)	5,870,933(9)	CND$0.45
Jan. 29, 2010	1(2)(3)	27,600(9)	CND$0.15
Feb. 18, 2010	1(2)(3)	162,051(9)	CND$0.15
Mar. 17, 2010	1(2)(3)	111,102(9)	CND$0.15
March 29, 2010	1(2)(3)	33,300(9)	CND$0.15
Apr. 9, 2010	1(2)(3)	24,306(9)	CND$0.50
Apr. 9, 2010	1(2)(3)	10,000(9)	CND$0.15
Apr. 26, 2010	1(2)(3)	225,000(9)	CND$0.15

(1)

These securities were issued to the subscriber in reliance on an exemption from the United States Securities Act of 1933 pursuant to Section 4(2) and Rule 506 of Regulation D promulgated under the United States Securities Act of 1933.

(2)

These securities were issued by the Company as a Foreign Issuer to non U.S. Persons pursuant to Category 1 of Regulation S promulgated under the Securities Act of 1933.

(3)

These securities were issued by the Company pursuant to an exemption from applicable Provincial securities laws pursuant to Section 2.3 of National Instrument 45-106 under the Accredited Investor exemption.

(4)

These securities were issued by the Company pursuant to an exemption from applicable Provincial securities laws pursuant to Section 2.16 of National Instrument 45-106 under the Take-over bid and issuer bid exemption.

(5)

These securities were issued by the Company pursuant to an exemption from applicable Provincial securities laws pursuant to Section 2.5 of National Instrument 45-106 by virtue of satisfying the indicated criteria as set out in the Family, Friends, and Business Associates exemption.

(6)

These securities were issued by the Company pursuant to an exemption from applicable Provincial securities laws pursuant to BC Instrument 72-503

(7)

These securities were issued by the Company pursuant to its Initial Public Offering in Canada filed under the Final Prospectus dated June 17, 2009.

(8)

These securities were issued by the Company pursuant to Section 2.12 of National Instrument 45-106 under the Asset Acquisition exemption.

(9)

Common shares.

(10)

Units were offered under a private placement that included one common stock at Cdn$0.30 and half a warrant with the exercise price of Cdn$0.50 and an expiration date of June 4, 2011.

36.

In particular, please include disclosure pursuant to Item 701(c) of Regulation S-K.

RESPONSE: See the Company’s response to your comment 35, which includes the consideration paid and other information required by Item 701(c) of Regulation S-K.

Exhibits, page II-1

37.

We note the current exhibit table indicates that all of your exhibits have been filed with the registration statement filed July 8, 2010. Please revise.

RESPONSE: The exhibit table has been revised to indicate the exhibits that were only filed with the June 3, 2010 filing.

Undertakings, page II-2

38.

We note that the undertaking listed as number (4) still references small business issuers. Please update your undertakings to provide the current undertaking provided in Item 512(a)(4) of Regulation S-K.

RESPONSE: The language of small business issuer has been changed to smaller reporting company to agree with the Item 512(a)(4) as follows;

(4) that for determining liability of the undersigned smaller reporting company under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned smaller reporting company undertakes that in a primary offering of securities of the undersigned smaller reporting company pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned smaller reporting company will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned smaller reporting company relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned smaller reporting company;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned smaller reporting company; and

(iv) Any other communication that is an offer in the offering made by the undersigned smaller reporting company to the purchaser

Signatures, page II-3

39.

Please revise so that your Signatures section matches what has been prescribed in Form F-1. In particular, we note that the statement that “the registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form F-1” was not included.

RESPONSE: The language was revised including the addition of “the registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form F-1”.

Engineering Comments

General

40.

We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

Cautionary Note to U.S. Investors—The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Forms F-1 which may be secured from us, or from our website at http:www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

RESPONSE: The Company has incorporated the cautionary language required by the SEC on its website. This disclosure appears as the first paragraph under the website tab titled “Disclaimer” and the link to this language is http://www.panamericanlithium.com/info/disclaimer. In addition, and in connection with the rewrite to the section of the revised Form F-1A dealing with Laguna Verde, the Company has included this Cautionary Note again on page 33 following its disclosure regarding the computation of a Canadian law-compliant inferred resource estimate at Laguna Verde.

Chilean Salars-Atacama Region Iii, Chile, Page 15

41.

Please disclose the following information for each of your properties:

•

The nature of your ownership or interest in the property.

•

A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•

Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•

An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State of Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•

Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

•

The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•

The area of your claims, either in hectares or acres.

RESPONSE: For each of its properties, the Company has prepared and included in the revised Form F-1A, beginning at page 14, the information required by the SEC in this comment. A separate subsection in the revised Form F-1A has been created for each property, and the majority of the information requested appears in the form of a separate summary table for each property.

42.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

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The location and means of access to your property, including the modes of transportation utilized to and from the property.

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Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

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A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

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A description of any work completed on the property and its present condition.

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The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

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A description of equipment, infrastructure, and other facilities.

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The current state of exploration of the property.

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The total costs incurred to date and all planned future costs.

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The source of power and water that can be utilized on the property.

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If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

RESPONSE: As of the date of the Form F-1A, the Company considers only its Laguna Verde property to be material for purposes of Industry Guide 7. Language to this effect can be found on page 15 of the revised Form F-1A.

Al of the information outlined by the Commission in this comment, required to be disclosed regarding our material property—Laguna Verde-- now appears in considerable detail in the revised Form F-1A for Laguna Verde, beginning at page 17.

43.

Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate location within the documents to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202)551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

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A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

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A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

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A north arrow.

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An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

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A title of the map or drawing, and the date on which it was drawn.

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In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

RESPONSE: The small-scale maps for all of the properties of the Company, containing the features requested by the Commission, have been prepared and are included in the revised Form F-1A commencing on page 14.

44.

On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points:

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Disclose a brief geological justification for each of the exploration projects written in non-technical language.

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Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

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If there is a phased program, planned, briefly outline all phases.

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If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

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Disclose how the exploration program will be funded.

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Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

RESPONSE: The Company has included subsections for each of its nine Chilean properties which are responsive to and include disclosure required herein by the Commission. With the exception of Laguna Verde, there are no current plans to conduct exploration at any of the other properties.

45.

Provide a brief description of the QA/QC protocols to be provided to inform readers regarding sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures.

RESPONSE: The Company has not developed any internal protocols for these procedures, and instead has relied on those procedures as developed over time and through years of experience, utilized by its outside, independent professional geological expert, John Hiner, L.P. Geo. A discussion of the application of these procedures to the sampling program at the Laguna Verde property can be found in the revised Form F-1A at page 21, and the Laguna Brava property at page 26, both under the subheading “Sample Preparation, Analyses and Security.”

46.

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

RESPONSE: The sample collection, preparation and custody, quality assurance/quality control, and analytical procedures used to develop the analytical results for the Laguna Verde exploration program are described in detail in the revised form F-1A starting on page 21, and for the Laguna Brava property at page 26, both under the subheading “Sample Preparation, Analyses and Security.” The Company has not developed any internal protocols for these procedures, and instead has relied on those procedures as developed over time and through years of experience, utilized by its outside, independent professional geological expert, John Hiner, L.P. Geo.

47.

We note you are subject to permitting requirements in Chile and Mexico. Please provide a short summary of the permits and/or operations plans required to perform exploration activities on your properties.

RESPONSE: Under the main heading “OPTION TO ACQUIRE ESCONDIDAS – MEXICO” beginning on page 33 of the revised form F-1A, the following language has been included: “The Company currently only holds an option to obtain control of Escondidas, and to indirectly acquire an interest in the Mexican property, and has not yet determined whether it will exercise this option. The Company is not currently performing any exploration or other activities on or for the underlying property, and is simply paying the Escondidas shareholders the US$8,000 monthly fee to keep the option effective. Accordingly, the Company does not need any permits, nor does it have any current operational plans regarding this property, and does not consider the Mexican property to be material at this time.”

As to its Chilean properties, the Company has added a new subsection entitled “Permitting, Environmental and Water Issues in Chile” which can be found on page 16 of the revised Form F-1A. And the Company has added a specific subsection entitled “Permitting and Environmental Issues at Laguna Verde” which can be found at page 23 of the revised form F-1A.

48.

Mineral resources must have reasonable prospects for economic extraction. This means that any reportable resource estimates must have been delimited using an economically based cutoff grade to segregate resources from just mineralization. Please disclose the cutoff grade you used to delimit the tonnage estimates. Also, disclose the analysis and relevant factors that substantiate the cutoff grades used were based on reasonable economic assumptions. The relevant factors must realistically reflect the location, deposit scale, continuity, assuming mining method, metallurgical processes, operational and capital costs, and reasonable metal prices based on the recent historic three-year average. Alternatively, if the resource estimates are not based on economic cutoffs, please remove the estimates.

RESPONSE: The Company has incorporated language into the revised Form F-1A which is entitled “Economic and Market Factors” and which appears at page 23 of the document, as follows “The Company notes that 212.40 mg/liter is the average grade of lithium reported in its SEDAR-filed, Canadian law-compliant technical report filed on June 14, 2010, for the Laguna Verde surface brine lake. Several lithium brine operations in different countries, utilizing conventional solar evaporation recovery circuits, are economically profitable and currently active today, processing brines with lithium grades comparable to Laguna Verde. One such operation is the Chemetall-Foote brine facility at Silver Peak, Nevada, which pumps and processes underground brines which contain lithium grades as low as 60 mg/liter and an average grade of around 240 mg/liter, and which has been operating since 1967. The current price for lithium carbonate is U$5120/tonne, and the average price on long-term contracts for the last 3 years has been in excess of US5,000/tonne of lithium carbonate.

The Company intends to evaluate, through a scoping study, the optimal processing technologies to utilize for recovering lithium from brines at Laguna Verde at a targeted rate of 10,000 tonnes/year of lithium carbonate equivalent. These will include an analysis of conventional solar evaporative methodology (which has average lithium recoveries at around 40%), newer, commercially available ion exchange technology, which can achieve higher lithium recoveries, and processes for the increasing the grade of lithium and other metals in brines. Lithium recovery through two separate conventional solar evaporation pond operations at the Salar de Atacama, located several hundred kilometers to the north of Laguna Verde, are understood to be in the operating cost range of US$1500/tonne lithium carbonate. These facilities, owned and managed independently by SQM and Chemetall, collectively produce over 60,000 tonnes/year of lithium carbonate equivalent.”

Very truly yours,

/s/ Andrew Brodkey

Andrew Brodkey